American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 www.americanapparel.net

December 19, 2013

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Apparel, Inc. Registration Statement on Form S-4 File No. 333-190767

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-4 (Registration No. 333-190767) (the “Registration Statement”) filed by American Apparel, Inc. (the “Company”) in connection with the Company’s offer to exchange up to $206,000,000 aggregate outstanding principal amount of its 13.0% Senior Secured Notes due 2020 that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like aggregate principal amount of its outstanding 13.0% Senior Secured Notes due 2020, of which $206,000,000 aggregate principal amount is currently outstanding.

The Company confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Securities Exchange Act of 1934, as amended, and that the expiration date will be included in the final prospectus disseminated to security holders and filed with the Securities and Exchange Commission pursuant to the applicable provisions of Rule 424 under the Securities Act.

Please contact the undersigned at (213) 488-0226, or Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122, if there are any questions regarding this matter.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ John Luttrell
Name:	John Luttrell
Title:	Chief Financial Officer

cc:    Dov Charney, Chairman and Chief Executive Officer
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP